UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

LINE CORPORATION

(Name of Subject Company (Issuer))

NAVER J. HUB CORPORATION (Offeror)	SOFTBANK CORP. (Offeror)

a direct wholly owned subsidiary of NAVER CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Class of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-9-1 Higashi-shimbashi Tokyo Shiodome Bldg. Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

With copies to:

Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $701,797,884.75	U.S. $91,093.37

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 11,583,418, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of June 30, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,217,917, the number of ADSs outstanding as of the close of business on July 24, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	U.S. $69,610.46
Form or Registration No:	Schedule TO
Filing Party:	NAVER Corporation
Date Filed:	May 27, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed by (i) NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (ii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) (“NAVER Purchaser”) and a direct wholly owned subsidiary of NAVER, and (iii) SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the Tokyo Stock Exchange (the “TSE”). This Schedule TO relates to the joint offer by the Purchasers to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares” and each, a “Common Share”), of LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the TSE and a consolidated subsidiary of NAVER, that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (such holders collectively, “U.S. Holders” and each, a “U.S. Holder”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs” and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which, solely for reference purposes, is equivalent to approximately U.S. $51.22 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.035, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 30, 2020, as reported by Bloomberg L.P.), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

Simultaneously with the U.S. Offer, the Purchasers are making an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”). The offer for Common Shares in the Japan Offer is for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The information set forth in the U.S. Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

THE EXHIBITS HERETO MAKE REFERENCE TO A TENDER OFFER FOR THE COMMON SHARES OF Z HOLDINGS CORPORATION (“ZHD”), WHICH WILL NOT BE CONDUCTED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS, AND WILL NOT BE EXTENDED TO, OR FOR THE BENEFIT OF, SHAREHOLDERS LOCATED OR RESIDENT IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS, WHO ARE DEFINITIVELY EXCLUDED THEREFROM. ANY PURPORTED TENDER OF COMMON SHARES OF ZHD BY A PERSON LOCATED OR RESIDENT IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS WILL NOT BE ACCEPTED.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the U.S. Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 9. Certain Information Concerning LINE” is incorporated herein by reference.

(b) This Schedule TO relates to the Common Shares and ADSs of LINE. As of June 30, 2020, there were 241,537,099 outstanding Common Shares (including Common Shares underlying ADSs) of LINE.

(c) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 6. Price Range of Common Shares and ADSs” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)-(c) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

The U.S. Offer—Section 10. Certain Information Concerning NAVER and NAVER Purchaser

The U.S. Offer—Section 11. Certain Information Concerning SoftBank, SBG and SBG Japan

Schedule B – Directors and Executive Officers of NAVER Purchaser

Schedule C – Directors and Executive Officers of NAVER

Schedule D – Directors and Executive Officers of SoftBank

Schedule E – Directors and Executive Officers of SBG Japan

Schedule F – Directors and Executive Officers of SBG

ITEM 4.	TERMS OF THE TRANSACTION

(a) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

The U.S. Offer—Section 1. Terms of the U.S. Offer

The U.S. Offer—Section 2. Acceptance for Payment and Payment

The U.S. Offer—Section 3. Procedure for Tendering into the U.S. Offer

The U.S. Offer—Section 4. Withdrawal Rights

The U.S. Offer—Section 5. Income Tax Considerations

The U.S. Offer—Section 13. Conditions to the U.S. Offer

The U.S. Offer—Section 14. Required Regulatory Approvals; Certain Legal Matters

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 11. Summary of the Transaction Documents

Special Factors—Section 14. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 15. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions

(c)(1)-(7) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions

Special Factors—Section 10. Effects of the Offers

Special Factors—Section 11. Summary of the Transaction Documents

The U.S. Offer—Section 8. Possible Effects of the Offers

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 12. Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 14. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 15. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank

The U.S. Offer—Section 10. Certain Information Concerning NAVER and NAVER Purchaser

The U.S. Offer—Section 11. Certain Information Concerning SoftBank, SBG and SBG Japan

Schedule B – Directors and Executive Officers of NAVER Purchaser

Schedule C – Directors and Executive Officers of NAVER

Schedule D – Directors and Executive Officers of SoftBank

Schedule E – Directors and Executive Officers of SBG Japan

Schedule F – Directors and Executive Officers of SBG

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 15. Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions

Special Factors—Section 11. Summary of the Transaction Documents

Special Factors—Section 14. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 15. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank

Special Factors—Section 16. Interests of Certain LINE Directors and Executive Officers in the Offers and the Transactions

The U.S. Offer—Section 14. Required Regulatory Approvals; Certain Legal Matters

(c) The information set forth in the U.S. Offer to Purchase, the Common Share Acceptance Letter and ADS Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated August 3, 2020.

(a)(1)(ii)	Form of Common Share Acceptance Letter (English translation).

(a)(1)(iii)	Form of ADS Letter of Transmittal.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares).

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(5)(i)	Summary Advertisement as published in The New York Times on August 3, 2020.

(a)(5)(ii)	Press Release issued by the Purchasers, dated August 3, 2020 (English translation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by NAVER, NAVER Purchaser and SoftBank on August 3, 2020).

(a)(5)(iii)	Press Release issued by NAVER and SoftBank, dated November 18, 2019 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER and SoftBank on November 18, 2019).

(a)(5)(iv)	Press Release issued by NAVER and SoftBank, dated December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER and SoftBank on December 23, 2019).

(a)(5)(v)	Press Release issued by NAVER and SoftBank, dated December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by NAVER and SoftBank on December 23, 2019).

(a)(5)(vi)	Press Release issued by ZHD, LINE, SoftBank and NAVER, dated June 30, 2020 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER, NAVER Purchaser and SoftBank on June 30, 2020).

(a)(5)(vii)	Press Release issued by ZHD, LINE, SoftBank and NAVER, dated August 3, 2020 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER, NAVER Purchaser and SoftBank on August 3, 2020).

(a)(5)(viii)	Press Release issued by ZHD, LINE, SoftBank and NAVER, dated August 3, 2020 (English translation) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by NAVER, NAVER Purchaser and SoftBank on August 3, 2020).

(b)(1)	Letter from Mizuho Bank, Ltd. to NAVER, dated December 18, 2019 (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by NAVER on December 23, 2019).

(b)(2)	Letter from Sumitomo Mitsui Banking Corporation to NAVER, dated December 19, 2019 (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by NAVER on December 23, 2019).

(b)(3)	Commitment Letter by and among Mizuho Bank, Ltd., NAVER Purchaser and NAVER, dated August 3, 2020 (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by NAVER on August 3, 2020).

(b)(4)

Commitment Letter by and among Sumitomo Mitsui Banking Corporation, NAVER Purchaser and NAVER, dated August 3, 2020 (incorporated by reference to Exhibit 99.9 to the Schedule 13D filed by NAVER on August 3, 2020).

(d)(1)	Business Integration Agreement by and among NAVER, LINE, SoftBank and ZHD, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by NAVER on December 23, 2019).

(d)(2)	Transaction Agreement by and between NAVER and SoftBank, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by NAVER on December 23, 2019).

(d)(3)	Business Alliance Memorandum of Understanding by and among NAVER, LINE, SoftBank and ZHD, dated as of August 3, 2020 (English translation).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning